Exhibit (a)(5)(C)
August 5, 2010
Mr. Jeffrey Smith
Partner Managing Director
Ramius LLC
599 Lexington Avenue
New York, NY 10022
Dear Mr. Smith:
     The Board of Directors of Cypress Bioscience, Inc. has reviewed your letter, received on July 19, 2010, outlining a non-binding proposal to acquire all of the outstanding shares of Cypress not owned by Ramius LLC for $4.00 per share in cash.
     After carefully and thoroughly reviewing the contents of your proposal and with the assistance of financial and legal advisors, we have unanimously concluded that your proposal is not in the best interests of the other Cypress stockholders. We concluded that your proposed price grossly undervalues our current business and future prospects. While Cypress remains confident that executing on its current business strategy would deliver superior value to its stockholders, we will continue to consider seriously any bona fide acquisition proposal or other transaction that reflects the full and fair value of Cypress’ current business and future prospects.
     Mr. Smith, we are keenly aware of our fiduciary duties to our stockholders and any suggestion to the contrary is completely without merit. Furthermore, suggestions of any conflict of interest or inappropriate relationship in connection with the BL-1020 transaction are equally baseless. Our Board is comprised of scientific experts and seasoned corporate executives duly elected by Cypress stockholders and assisted by independent financial and legal advisors. Our focus is on creating value for stockholders over time. During our consideration of your proposal and evaluation of our current strategy, we heard from several other Cypress stockholders. None indicated a willingness to accept $4.00 per share, and we would not recommend a sale of Cypress at this price either.
     We also confirm receipt of your letter, dated August 5, 2010, in which you make several unsupported assertions regarding the decision by Cypress to discontinue the co-promotion of Savella with Forest Laboratories. Although Cypress announced that agreement yesterday, it disclosed the potential for such a strategic change several weeks ago in its Form 8-K filing. This decision, contrary to your inaccurate claims, was not rushed. In addition, this decision was fully supported by the investment community as a prudent step to conserve cash and focus on Cypress’ core competencies. Importantly, the agreement Cypress reached yesterday with Forest was the result of a thorough and extended process in which several alternatives were considered and carefully reviewed and a number of which were pursued. We are highly confident that this agreement was the most attractive alternative available and is in the best interests of Cypress stockholders.
     Although Ramius is among Cypress’ largest stockholders, Ramius also is attempting to acquire Cypress at a price that we and other stockholders believe completely fails to reflect full and fair value. In your meetings with our investment bankers yesterday, you unambiguously confirmed that you want to buy Cypress. Moreover, an acquisition at $4.00 per share would provide substantial and differential benefits to you at the expense of the other Cypress stockholders. Consequently, we have concluded you do not have a proper purpose for the inspection of Cypress’ books and records and we will take all necessary action to defend that position and protect the interests of the other Cypress stockholders.
     On behalf of the Board of Directors, thank you for your continued interest in Cypress.
Sincerely,

/s/ Jay D. Kranzler, M.D., Ph.D.
Jay D. Kranzler, M.D., Ph.D.
Chairman and Chief Executive Officer

/s/ Jean-Pierre Millon
Jean-Pierre Millon
Lead Independent Director